Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1 (212) 455-2295	E-mail Address gcalheiros@stblaw.com

March 24, 2021

VIA EDGAR & FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. David Edgar, Staff Accountant Ms. Kathleen Collins, Accounting Branch Chief Mr. Alexandra Barone, Staff Attorney Mr. Larry Spirgel, Office Chief

Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act/Section 6(e) of the Securities Act of 1933, as amended

Re:	Zenvia Inc. Confidential Draft Registration Statement on Form F-1 Submitted January 26, 2021 CIK No. 0001836934

Ladies and Gentlemen:

By letter dated February 22, 2021 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of Zenvia Inc. (the “Company”), a Cayman Islands exempted company with limited liability, relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on the Draft Registration Statement for confidential review by the Staff pursuant to the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act. Concurrently with the submission of this letter, the Company is confidentially submitting the Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Amendment via EDGAR.

BEIJING	HONG KONG	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

To facilitate your review, we enclose herewith four courtesy copies of Amendment No. 1, which have been marked to show changes to the Draft Registration Statement initially submitted to the Commission on January 26, 2021 (the “January 26 Submission”).

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the January 26 Submission.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the January 26 Submission to include other information and data to reflect new developments since the January 26 Submission as well as to generally update and fix inconsistencies identified in the Draft Registration Statement.

We bring to the Staff’s attention that, as anticipated in our confidential letter submitted to the Staff together with the Draft Registration Statement, the Amendment No. 1 has been updated to include the (1) audited consolidated financial statements of the Company as of and for the year ended December 31, 2020 and (2) audited consolidated financial statements of Rodati Motors Corporation (“Sirena”) as of July 23, 2020 and for the period from January 1, 2020 to July 23, 2020. Accordingly, related disclosure throughout the Amendment No. 1 has also been updated.

In addition, the Amendment No. 1 also includes the audited consolidated financial statements of One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. (“D1”) as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 (“D1 Audited Financial Statements”), which is a probable significant acquisition that the Company currently expects to consummate within the second quarter of 2021 following completion of the offering of its Class A Shares. As D1 acquired Smarkio Tecnologia Ltda. (“Smarkio”) in December 2020 and started consolidating Smarkio results into its financial statements as of December 1, 2020, the Amendment No. 1 also includes — in reliance of Section 2030.4 of the Commission’s Division of Corporate Finance Financial Reporting Manual — Smarkio’s audited consolidated financial statements as of November 30, 2020 and December 31, 2019 and for the period of eleven months ended November 30, 2020 and for the year ended December 31, 2019 (“Smarkio Audited Financial Statements” and together with D1 Audited Financial Statements, the “Acquired Companies Audited Financial Statements”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

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Summary Financial and Other Information

Non-GAAP Financial Measures, page 19

1.	Please describe for us the compensation arrangements related to the Total Voice acquisition and Long-Term Incentive Program. Tell us how you determined it is appropriate to exclude compensation from your non-GAAP measures, which appears to be tied to the attainment of future operating and financial goals and clarify how such compensation differs from other bonus awards paid to employees and management. Refer to Question 100.01 of the non-GAAP C&DIs.

The Company acknowledges the Staff comment and informs that it has removed “expenses with long-term incentive programs” from its calculation of non-GAAP measures as reflected in Amendment No. 1. The Company advises the Staff that it has considered the guidance in Question 100.01 of the Staff’s May 17, 2016 Non-GAAP Compliance and Disclosure Interpretation and believes that the exclusion from the Company’s non-GAAP measures included in the Amendment No. 1 of compensation expenses related to business combinations (comprised of compensation arrangements related to the Total Voice and the Sirena acquisitions, the latter being added to Amendment No. 1) is consistent with Rule 100(b) of Regulation G.

The Company respectfully advises the Staff that the Company considers such expenses as incremental costs related to prior business combinations with no long-term perpetuity. Compensation expenses related to the acquisition of Total Voice and Sirena are a component of the purchase price agreed under the relevant purchase and sale agreement for the acquisition of such entities. In addition to other conditions for the earn-out compensation to become payable, such agreements require certain former Total Voice and Sirena shareholders to continue working with the Company until the end of their applicable earn-out period. As such, the Company was required to recognize these amounts as compensation for such applicable earn-out periods.

These amounts are only payable to former Total Voice and Sirena former shareholders that continue working with the Company and are not payable to any other current employee of the Company. Once these amounts are paid (or cease to be payable following the lapse of a period of time determined under the relevant purchase and sale agreement) this obligation will expire, and the Company will no longer record any such expenses. Accordingly, the Company believes the exclusion of compensation expenses negotiated in connection with business combination transactions from the calculation of its non-GAAP measures is consistent with the guidance set forth in Question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretation.

Risk Factors

Material weaknesses in our internal control over financial reporting have been identified, page 42

2.	We note you plan to adopt measures that will improve your internal control over financial reporting and remediate the material weaknesses that you have identified. Please revise to describe what plans, if any, have been implemented and clarify what remains to be completed in your remediation efforts. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended page 45 of Amendment No. 1 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Principal Factors Affecting Our Results of Operations, page 84

3.	We note net revenue expansion rate is calculated based on revenue from a cohort of active customers in the last twelve months as compared to revenue from that same set of customers for the prior twelve months. This measure does not appear to factor in customers from the prior period that fail to renew or no longer continue to use your services. Therefore, please tell us the renewal rates for each period presented. Tell us your consideration to include such measures or explain what measures management uses to measure customer attrition. Refer to SEC Release 33-10751.

The Company respectfully advises the Staff that it has indicated on pages 22, 86 and 110 of Amendment No. 1 that its calculation of net revenue expansion rate do factor customers from the prior period that fail to renew or no longer continue to use its platform (see language “Our net revenue expansion rate decreases, for instance, when (a) customers cease or reduce usage of a product (…)”). Therefore, customers from the prior twelve-month trailing period that fail to renew or no longer continue to use the Company’s platform generate a negative impact on the Company’s net revenue expansion rate for the subsequent twelve-month period. For instance, if a customer generates R$100.00 of revenue to the Company in 2019 but in 2020 it does not use the Company’s platform, this will generate a negative impact on the Company’s net revenue expansion rate for the year ended December 31, 2020.

The Company advises the Staff that renewal rates are not a key metric that the Company uses to evaluate the results of its operations because such metric does not permit the Company to measure both (a) the Company’s ability to expand revenue from a customer in any given period and (ii) the retraction of revenue from a customer in any given period (like net revenue expansion rate permits). In addition, given the variance in the amount of revenue across the Company’s customers, the loss of one customer does not necessarily have the same impact on revenue as the loss of another customer.

The Company believes that its net revenue expansion rate, as disclosed in Amendment No. 1, is a more relevant metric for investors as it not only captures the impact of customers no longer using its platform but also revenue expansion within a particular customer.

Historical Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue, page 88

4.	You disclose that revenue increased in 2019 due to increased usage of your messaging and voice products by existing customers as well an increase in the number of active customers. You further state that the increase from new and existing customers were partially offset by a reduction in the average unit price you charge your customers. Please revise to quantify the increase in revenue attributed to new versus existing customers as well as the impact of any corresponding decrease in pricing. Refer to Item 5.A.1 of Form 20-F and Section III.D of SEC Release No 33-6835.”

The Company acknowledges the Staff’s comment and respectfully advises that it has amended page 117 of Amendment No. 1 to address the Staff’s comment.

5.	You state that a substantial percentage of your revenue is generated from your SMS text messaging service. Please tell us the amount of revenue derived from each significant type of service you provide for the periods presented, as well as what consideration was given to disclosing revenue by service type or arrangement type. In your response, specifically provide the amount of revenue from each of SMS and other IP-based messaging services, such as Whatsapp, as well as from subscription versus pay-as-you go arrangements.

The Company acknowledges the Staff’s comment. The Company’s business consists of a communications platform-as-a-service (CPaaS) which allow customers to connect, automate and manage communications throughout their journey with their end-consumers across a variety of components such as SMS Termination, Voice Termination, IP-based message service products and others. The Company’s management evaluates the Company’s platform as a whole (rather than by each product or service provided). In view of the dynamic nature of its industry and constant technological evolution, the Company understands that the most relevant analysis of revenue is the interaction (usage) made by its customer through the platform, regardless of the component or messaging service used. The Company acknowledges the Staff’s comment and respectfully advises that it has amended page 117 of Amendment No. 1 to reflect the importance of “average interaction unit price” in the analysis of the Company’s revenue.

In light of the fact that the Company’s management evaluates the Company’s platform as a whole, it does not have a regular practice of evaluating the performance of the components of the Company’s platform on a stand-alone basis, and as a result, it does not have processes in place that would permit the Company to provide the Staff with an accurate report of the contribution of each of the components of the Company’s platform to its revenue.

In light of the current relevance of SMS products to the Company’s operations — despite the fact that, as technology in the Company’s industry evolves, such channel will become less relevant over time as the Company expands organically and through acquisitions to offer other communication components through its platform — the Company respectfully advises the Staff that page 23 of Amendment No. 1 contains the risk factor under the heading “Risk Factors—Risks Relating to Our Business and Industry—A substantial percentage of our revenue is generated from our SMS text messaging service, and a reduction in our revenue from this service could materially adversely affect our operation results, cash flows and liquidity” highlighting such risk.

In addition, the Company informs the Staff that it estimates that, for the years ended December 31, 2020, 2019 and 2018, approximately 98% of its revenue was derived from subscription-based contracts / “pay per use” arrangements and less than 2% of its revenue was derived from “pay-as-you go” arrangements.

Notes to Consolidated Financial Statements

Note 4.d. Revenue, page F-11

6.	We note you present gross operating revenue here, which you also reconcile to revenue in accordance with IFRS as issued by the IASB in Note 20. To the extent this disclosure is required pursuant to Brazilian Law, please revise to disclose as such. Refer to IAS 1, paragraph 112(c). Alternatively, explain how such disclosure complies with Item 10(e)(1)(ii)(C) of Regulation S-K or revise to remove. Also, explain your basis for presenting revenue by geography on a gross basis rather than on an IFRS basis.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended the F-pages of Amendment No. 1 (particularly note 4(d) - which provides a breakdown of our revenue by geography) to present the Company’s revenue on a net basis only (rather than on a gross basis).

Note 10. Intangible assets and goodwill, page F-24

7.	Please tell us what your intangible asset for customer portfolio represents and tell us how you determined the useful life of 10 years for this asset. In this regard, we note that most of your customers do not have long-term contractual arrangements and you refer to an average life-cycle of 2.51 years for your medium and large clients. Refer to IAS 38.90.

The Company respectfully advises the Staff that the intangible assets for customer portfolio represent the contractual and/or non-contractual relationships with customers acquired in connection with business combinations that took place in prior years, including customer lists and corresponding master data of such clients that were active and generating revenues and cash-flows to the businesses acquired at the date of acquisitions. These customer portfolios were measured and recorded at the acquisition dates at fair value as they were expected to generate additional cash flows to the company in post-acquisition periods.

As of December 31, 2020 the Company had R$45,305 thousand as intangible assets for customer portfolio. These figures refer to the acquisitions of the following companies by the Company:

(A)             BWHM Participações Societárias S.A. (“BWHM”), a company acquired on September 15, 2014. The amount attributed to its customer portfolio was R$65,657 thousand. On December 31, 2020, the net value of the customer portfolio related to the purchase of BWHM was R$24,074 thousand;

(B)              Kanon Serviços em Tecnologia da Informação Ltda. (“Kanon”), a company acquired on March 31, 2015. The amount attributed to its customer portfolio was R$44,779 thousand. On December 31, 2020, the net value of the customer portfolio related to the purchase of Kanon was R$19,031 thousand.

(C)              Other acquisitions - On December 31, 2020, the net value of the customer portfolio related to other acquisitions was R$2,300 thousand.

In the determination of useful lives of these intangible assets, the Company uses two different concepts, as described below:

•	Economic life: the economic life is defined by management as the entire period of time in which the asset is expected to generate cash flows to the Company. The economic life may vary based on the characteristics of each asset, depending on the Company’s expectations and past experience and may be defined as a function of the average churn rate calculated by the Company;

•	Useful life: the useful life of an asset is defined by management as the period of time in which the discounted cash flows associated to the assets and used in their process of measurement are substantially generated, representing the most substantial part of the fair value of the asset acquired.

In determining the useful life of the customer portfolio assets, the Company projected the economic life of the assets, including a decay rate represented by the expected churn of the customer portfolio, and identified the period of time in which the discounted cash flows associated to the measurement of the fair value of the asset would be substantially generated and noted that most of the discounted cash flows would be recovered within a period of ten years, representing the appropriate useful life in the assessment of the Company’s management.

The Company advises the Staff that it has inadvertently included an inaccurate average life cycle for medium and large customers in the Draft Registration Statement and has removed this disclosure from Amendment No. 1.

Note 27 Subsequent Events

27.4 Rodati Motors Corporation Acquisition, page F-41

8.	Please revise to provide interim historical financial statements for Rodati Motors Corporation pursuant to Rule 3-05 of Regulation S-X, as well as pro forma financial statements pursuant to Article 11 of Regulation S-X. Also, tell us how you factored in the earn-out consideration when determining significance under the investment test and how you concluded that only one year of audited financial statements is required. Refer to Rule 1-02(w)(1)(i)(1) and 3-05(b)(2) of Regulation S-X.

As indicated in the Company’s cover letter submitted with the Draft Registration Statement, the Company respectfully advises that it has updated the Draft Registration Statement to add into Amendment No. 1 (1) audited historical financial statements for Rodati Motors Corporation as of July 23, 2020 and for the period from January 1, 2020 to July 23, 2020 (the “2020 Audited Sirena Financial Statements”), and (2) pro forma financial statements pursuant to Article 11 of Regulation S-X giving effect to such acquisition. The 2020 Audited Sirena Financial Statements are being provided in reliance of Section 2030.4 of the Commission’s Division of Corporate Finance Financial Reporting Manual. As indicated in the beginning of this letter, the Amendment No. 1 also includes the Acquired Companies Audited Financial Statements.

General

9.	Please update your financial statements or file the necessary representations as to why such updates are not necessary as an Exhibit to this filing. Refer to Item 8.A.4 of Form 20- F and Instruction 2 thereto.

The Company respectfully advises that it has included in Amendment No. 1 updated audited consolidated financial statements for the Company and Sirena.

Liquidity and Capital Resources

Material Financing Agreements, page 96

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

The Company advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will supplementally provide copies of such materials to the Staff.

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We very much appreciate the Staff’s willingness to review the Draft Registration Statement and Amendment No. 1 on a confidential basis. If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email).

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

Enclosures

cc:	Cassio Bobsin
Zenvia Inc.

S. Todd Crider
Simpson Thacher & Bartlett LLP

Manuel Garciadiaz
Davis Polk & Wardwell LLP

Cristiano Seguecio
KPMG Auditores Independentes